Via Facsimile and U.S. Mail
Mail Stop 4720

June 25, 2009

Mr. Michael K. Farrell
President and Director
Metlife Insurance Company of Connecticut
1300 Hall Boulevard
Bloomfield, CT 06002

Re: Metlife Insurance Company of Connecticut
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 033-03094

Dear Mr. Farrell:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief

Cc: Via Facsimile
Joseph J. Prochaska, Jr.
Executive Vice President and
Chief Accounting Officer
908-552-2500